April 18, 2022

VIA EDGAR SUBMISSION EDGAR Operations Branch Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
               Hashdex Bitcoin Futures ETF
               Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-256339)

Dear Sir or Madam:

On behalf of Hashdex Bitcoin Futures ETF (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are transmitting electronically for filing Pre-Effective No. 2 to the Fund's Registration Statement on Form S-1. The Registration Statement on Form S-1 will register an indeterminate number of shares of the Fund pursuant to Rule 456(d) under the Securities Act of 1933.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/JMS
1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322